Yellowstone Group Ltd

48 Janice Street, Seven Hills

Sydney, NSW 2147, Australia

AUGUST 4, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Yellowstone Group Ltd
Registration Statement on Form S-1: Request for Effectiveness
File No. 333-288068

Dear Sir/Madam:

Yellowstone Group Ltd (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 4:00 PM EDT on Wednesday, August 6, 2025, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Jianing Yang
Jianing Yang
CEO